UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 16, 2012



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464   26-2018846
(Commission File Number)   (I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

Today, August 16, 2012, Dollar Tree, Inc. issued a press release reporting its fiscal 2012 second quarter sales and earnings results and announcing that it will hold a publicly available telephone conference call to discuss these results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in items 2.02 and 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press Release dated August 16, 2012 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: August 16, 2012

By: /s/ Kevin S. Wampler
        Kevin S. Wampler
        Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated August 16, 2012 issued by Dollar Tree, Inc.

Exhibit 99.1

PRESS RELEASE

DOLLAR TREE, INC. REPORTS SECOND QUARTER RESULTS

- Diluted earnings per share increased 30.8% to $0.51
- Consolidated net sales increased 10.5%
- Comparable store sales increased 4.5%

CHESAPEAKE, Va. – August 16, 2012 – Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores selling everything for $1 or less, reported its results for the quarter ended July 28, 2012 ("second quarter"). Consolidated net sales for the second quarter were $1.70 billion, a 10.5% increase compared to $1.54 billion reported for the quarter ended July 30, 2011 ("second quarter 2011"). Comparable store sales increased 4.5%, on top of a 4.7% increase for the second quarter 2011.

Earnings per diluted share for the second quarter were $0.51, an increase of 30.8% compared to the $0.39 earnings per diluted share reported for the quarter ended July 30, 2011.

"I am pleased with our second quarter performance," President and CEO Bob Sasser said. "Dollar Tree continues to deliver consistently strong sales and earnings. I am particularly proud of the increases in operating margin and inventory turns. We remain focused on providing great values for our customers and superior returns for our shareholders. Our stores are well-stocked with a terrific, balanced assortment of relevant merchandise for our customers and we are ready for an exciting fall season."

Operating margin increased 80 basis points for the quarter to 10.8%.

Cash and investments at quarter-end totaled approximately $380 million, compared with $545 million at the end of the second quarter 2011. During the second quarter, the Company repurchased 1.6 million shares for $80.9 million. The Company has $1.1 billion remaining on its share repurchase authorization.

In addition, during the second quarter the Company executed a 2-for-1 stock split in the form of a 100% common stock dividend. All per-share data in this document reflect the impact of the stock split.

The Company continues to grow. During the second quarter, Dollar Tree opened 77 stores, expanded or relocated 21 stores, and closed 5 stores. Retail selling square footage increased 7.1% compared to a year ago, to 39.2 million square feet.

26-Week Period Results
Year-to-date through July 28, 2012, the Company's consolidated net sales were $3.43 billion, an 11.0% increase compared with the first half of 2011. Comparable store sales increased 5.1%, on top of a 5.9% comparable store sales increase in the first half last year.

First half 2012 earnings per share were $1.01, an increase of 27.8% compared with earnings per share of $0.79 in the first half 2011.

Operating margin in the first half 2012 was 10.9%, an increase of 70 basis points from operating margin of 10.2% in the first half 2011.

Guidance

The Company estimates sales for the third quarter of 2012 to be in the range of $1.71 billion to $1.75 billion, based on low- to- mid single digit positive comparable store sales. Diluted earnings per share are estimated to be in the range of $0.47 to $0.51.

Full year sales are now estimated to be in the range of $7.36 billion to $7.45 billion. This estimate is based on a range of low- to- mid single digit positive comparable store sales. Diluted earnings per share are expected to be $2.45 to $2.54. These estimates assume no impact from potential additional share repurchase activity in 2012. In addition, 2012 will include a 53rd week that will be recorded in the fourth quarter 2012. The extra week is expected to add $120 million to $130 million to sales in the fourth quarter 2012 and $0.07 to $0.08 earnings per diluted share, both of which are included in our guidance.

On Thursday, August 16, 2012, the Company will host a conference call to discuss its earnings results at 9:00 a.m. EDT. The telephone number for the call is 888-205-6875. A recorded version of the call will be available until midnight Thursday, August 23, and may be accessed by dialing 888-203-1112, and the access code is 9128471. A webcast of the call is accessible through Dollar Tree's website, www.dollartreeinfo.com/investors/news/events and will remain online until midnight Thursday, August 23.

Dollar Tree, a Fortune 500 Company, operated 4,523 stores in 48 states and 5 Canadian Provinces as of July 28, 2012, with total retail selling square footage of 39.2 million. To learn more about the Company, visit www.DollarTree.com.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: Our press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward-looking statements include statements regarding third quarter and full year sales, third quarter and full year diluted earnings per share, third quarter and full year comparable store sales, and the impact of the 53rd week of 2012. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10 - K filed March 15, 2012, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections in our Quarterly Report on Form 10-Q filed May 17, 2012 and in our other filings with the Securities and Exchange Commission. We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree, Inc., Chesapeake
          Timothy J. Reid, 757-321-5284
          www.DollarTree.com

DOLLAR TREE, INC.
Condensed Consolidated Income Statements
(Dollars in millions, except per share data)
(Unaudited)

	Second Quarter Ended		Six Months Ended	
	July 28, 2012	July 30, 2011	July 28, 2012	July 30, 2011
Net sales	$ 1,704.6	$ 1,542.4	$ 3,428.2	$ 3,088.3
Cost of sales	1,105.0	1,000.0	2,225.9	2,005.1
Gross profit	599.6	542.4	1,202.3	1,083.2
	35.2%	35.2%	35.1%	35.1%
Selling, general & administrative expenses	415.2	388.9	829.9	768.0
	24.4%	25.2%	24.2%	24.9%
Operating income	184.4	153.5	372.4	315.2
	10.8%	10.0%	10.9%	10.2%
Interest expense, net	1.1	0.7	1.6	1.6
Other (income) expense, net	-	0.5	(1.1)	(0.2)
Income before income taxes	183.3	152.3	371.9	313.8
	10.8%	9.9%	10.8%	10.2%
Income tax expense	64.1	57.4	136.6	117.9
Income tax rate	35.0%	37.7%	36.7%	37.6%
Net income	$ 119.2	$ 94.9	$ 235.3	$ 195.9
	7.0%	6.2%	6.9%	6.3%
Net earnings per share:				
Basic	$ 0.52	$ 0.39	$ 1.02	$ 0.80
Weighted average number of shares	231.3	244.6	231.4	244.9
Diluted	$ 0.51	$ 0.39	$ 1.01	$ 0.79
Weighted average number of shares	232.6	246.1	232.7	246.5

DOLLAR TREE, INC.
Condensed Consolidated Balance Sheets
(Dollars in millions)
(Unaudited)

	July 28, 2012	January 28, 2012	July 30, 2011
Cash and cash equivalents	$ 379.8	$ 288.3	$ 421.6
Short-term investments	-	-	123.8
Merchandise inventories, net	891.7	867.4	813.9
Other current assets	50.1	53.7	49.0
Total current assets	1,321.6	1,209.4	1,408.3
Property and equipment, net	879.8	825.3	783.1
Goodwill	173.1	173.1	175.0
Deferred tax assets, net	23.8	16.8	17.8
Other assets, net	101.4	104.0	94.7
Total assets	$ 2,499.7	$ 2,328.6	$ 2,478.9
Current portion of long-term debt	$ 14.3	$ 15.5	$ 15.5
Accounts payable	352.4	286.7	302.7
Other current liabilities	192.3	215.5	169.1
Income taxes payable, current	21.8	63.3	8.5
Total current liabilities	580.8	581.0	495.8
Long-term debt, excluding current portion	250.0	250.0	250.0
Income taxes payable, long-term	4.2	15.5	15.5
Other liabilities	141.7	137.5	129.9
Total liabilities	976.7	984.0	891.2
Shareholders' equity	1,523.0	1,344.6	1,587.7
Total liabilities and shareholders' equity	$ 2,499.7	$ 2,328.6	$ 2,478.9
STORE DATA:			
Number of stores open at end of period	4,523	4,351	4,242
Total selling square footage (in millions)	39.2	37.6	36.6

DOLLAR TREE, INC.
Condensed Consolidated Statements of Cash Flows
(Dollars in millions)
(Unaudited)

	Six Months Ended	
	July 28, 2012	July 30, 2011
Cash flows from operating activities:		
Net income	$ 235.3	$ 195.9
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	84.8	78.8
Other non-cash adjustments	24.0	40.5
Changes in working capital	(64.3)	(56.0)
Total adjustments	44.5	63.3
Net cash provided by operating activities	279.8	259.2
Cash flows from investing activities:		
Capital expenditures	(140.1)	(121.3)
Purchase of short-term investments	-	(6.0)
Proceeds from maturities of short-term investments	-	57.0
Other	(0.3)	-
Net cash used in investing activities	(140.4)	(70.3)
Cash flows from financing activities:		
Payments for share repurchases	(76.5)	(96.4)
Proceeds from stock issued pursuant to stock-based compensation plans	7.3	8.0
Tax benefit of stock-based compensation	24.3	10.3
Other	(1.4)	(1.3)
Net cash used in financing activities	(46.3)	(79.4)
Effect of exchange rate changes on cash and cash equivalents	(1.6)	0.9
Net increase in cash and cash equivalents	91.5	110.4
Cash and cash equivalents at beginning of period	288.3	311.2
Cash and cash equivalents at end of period	$ 379.8	$ 421.6